

September 27, 2010

John D. Welch
Interim Chief Financial Officer
Express-1 Expedited Solutions, Inc.
3399 South Lakeshore Drive, Suite 225
Saint Joseph, Michigan 49085

     **Re:**    **Express-1 Expedited Solutions, Inc.**
           **Form 10-K for Fiscal Year Ended December 31, 2009**
           **Filed March 26, 2010**
           **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
           **Filed August 13, 2010**
           **File No. 001-32172**

Dear Mr. Welch:

     We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by [confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended June 30, 2010 compared to the three months ended June 30, 2009, page 17

1.     Please revise your disclosure to quantify the impact of all factors that have materially impacted your segments' results of operations.  For example, quantify the absolute impact that the acquisition of LRG had on the amount of revenue and selling, general, and administrative costs recognized by the Concert Group Logistics segment.

2.     Refer to your MD&A disclosure regarding your segments' results of operations and "corporate" expenses.  Please expand your discussion of the selling, general, and

administrative costs incurred by each segment, as well as "corporate," to (i) identify the specific types of costs incurred, (ii) quantify the amounts recognized for each material classification of costs, (iii) quantify material variances in the specific costs that you have identified, and (iv) discuss the underlying reasons for any material period-to-period variances.  Please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources

Cash Flow, page 24

3.    Refer to your disclosure regarding "cash flows" presented here, as well as in your prior Form 10-Q and Form 10-K.  We note that you cite changes in net income, as well as the changes in certain assets and liabilities reported as reconciling items in the operating activities section of the statement of cash flows, for purposes of discussing cash flows attributable to operating activities.  However, such references may not provide a sufficient basis for a reader to clearly understand changes in cash flows attributable to operating activities in terms of cash receipts and cash expenditures.  Please revise your disclosure to discuss the reasons for and related underlying drivers of material variances in cash flows attributable to operating activities, in terms of cash.  Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance.  Please provide us with a copy of your intended revised disclosure as part of your response.

4.    The following are additional observations regarding the cash flows attributable to your operating activities:

- Amounts appear to fluctuate between cash provided and cash used from quarter to quarter with regularity since the first quarter of fiscal year 2009.  This did not appear to be the case prior to fiscal year 2009, yet there is no discussion of this apparent trend.

- Quarterly amounts since the first quarter of fiscal year 2009 appear to be materially lower than quarterly amounts prior to fiscal year 2009, despite recent acquisitions that seemingly would contribute to a higher level of cash provided.  In this regard, there is no discussion of why the quarterly amounts are lower or of the apparent trend.
- There is no substantive discussion of the decreased level of cash flows attributable to operating activities for fiscal year 2009 and the resulting usage of cash for that period.
- Cash provided in the fourth quarter of 2008 of $5.6 million is significantly greater than any quarterly amount reported to-date since the first quarter of 2006; however, there is no discussion of the reason for an amount at such level.

Please explain each of the above to us and revise your disclosure, as appropriate, for items of continuing relevance.  Your expanded disclosure should discuss (i) any continuing trends you expect in the foreseeable future regarding the level of and variability in the amount of periodic cash flows attributable to your operating activities, (ii) the basis for your expectations, and (iii) actions, if any, expected to be undertaken.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief